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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                Commission File Number 001-08278


(Check One):  / / Form 10-K    / / Form 20-F  / / Form 11-K
              /x/ Form 10-Q and 10-QSB        / / Form N-SAR

              For Period Ended:  September 30, 2001

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Reliance Group Holdings, Inc.
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Full Name of Registrant


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Former Name if Applicable

5 Hanover Square
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Address of Principal Executive Office (Street and Number)

New York, NY 10004
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ / (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

Registrant requires additional time to complete certain disclosure information necessary to accurately complete the Form 10-Q for the period ended March 31, 2000.

Due to significant changes in Registrant's operational (underwriting, claims), corporate (systems, actuarial, financial) and organizational structure and staffing, which have occurred within the last half of 2000 and early 2001 as a result of its decision to discontinue its ongoing insurance business and commence run-off operations, Registrant's accountants, Deloitte & Touche LLP, have been unable to complete the work necessary to complete their audit for fiscal year 2000. Until such audit is completed, it will not be possible to prepare a Form 10-Q for the quarterly period ended September 30, 2001.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Paul Zeller                                (212)          858-6520
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                    (Name)                  (Area Code)  (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 / / Yes  /X/ No

    Form 10-K for the fiscal year ended December 31, 2000

    Form 10-Q for the fiscal quarter ended March 31, 2000

    Form 10-Q for the fiscal quarter ended June 30, 2000


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                  Attachment A

                         RELIANCE GROUP HOLDINGS, INC.

         Reliance Group Holdings, Inc. ("Registrant") expects to report a loss for the third quarter of 2001. As previously reported, as of December 31, 2000, Registrant expects to write off its investment in Registrant's Reliance Insurance subsidiary. Consequently, Registrant's losses in the third quarter of 2001 and for the nine months ended September 30, 2001 are expected to be approximately $3.1 million and $40 million respectively, reflecting primarily accrued interest on its outstanding indebtedness and corporate overhead and not results at Registrant's Reliance Insurance subsidiary. Interest on Registrant's outstanding indebtedness of approximately $6 million per month ceased to accrue as of June 12, 2001, the date of commencement of Registrant's Chapter 11 case. As previously reported, Registrant has defaulted in the payment of interest and principal on its outstanding indebtedness.

         The foregoing figures are subject to the ongoing audit by Deloitte & Touche LLP of fiscal year 2000. This audit may result in changes in these estimated results.



                         Reliance Group Holdings, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  11/15/01                      By : /s/ PAUL ZELLER
                                        ----------------------------
                                     Name: Paul Zeller
                                     Title: President and CEO


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                     [LETTERHEAD OF DELOITTE & TOUCHE LLP]



November 14, 2001

Mr. Paul Zeller
President and Chief Executive Officer
Reliance Group Holdings, Inc.
5 Hanover Square
New York, NY 10004

Dear Mr. Zeller:

This is to confirm our advice to you that Deloitte & Touche LLP is unable to complete the audit of the consolidated financial statements of Reliance Group Holdings, Inc. and subsidiaries (the "Company") as of December 14, 2001 by November 14, 2001, the statutory due date and November 19, 2001, the statutory extension date, respectively, for the filing with the Securities and Exchange Commission, of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.


Your truly,
/s/ R. Bass